Cocrystal Pharma, Inc.

19805 N. Creek Parkway

Bothell, WA 98011

(877) 262-7123

September 25, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Re:	Cocrystal Pharma, Inc.
Registration Statement on Form S-1
Filed September 19, 2025
File No. 333-290407

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Cocrystal Pharma, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:00 pm, Eastern Time on Thursday, September 25, 2025, or as soon thereafter as may be practicable.

Please direct any questions concerning this letter to Michael D. Harris, Esq. or Constantine Christakis, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com or 561-302-6158, cchristakis@nasonyeager.com.

Sincerely,

Cocrystal Pharma, Inc.

By:	/s/ James Martin
James Martin, Co-Chief Executive Officer

cc:	Michael Harris, Esq.
Constantine Christakis, Esq.